December 23, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Centrais Elétricas Brasileiras S.A. - Eletrobras, under the Exchange Act of 1934.

- American Depositary Shares (the “ADSs”), each representing one Preferred Class B1 Share

- Preferred Class B1 Shares, without par value (application for the Preferred Class B1 Shares is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com